Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Fourth Fiscal Quarter and the Fiscal Year 2021

- Quarterly Results:

Net Revenues up by 58.9% Year-Over-Year for the Fourth Fiscal Quarter

Non-GAAP Loss from Operations was US$216.9 million, compared to Non-GAAP Loss from Operations of US$8.4 million in the Same Period of Prior Year

Total Student Enrollments of Normal Priced Long-term Course up by 44.0% Year-Over-Year

- Fiscal Year Results:

Net Revenues up by 37.3%

Non-GAAP Loss from Operations was US$233.3 million, compared to Non-GAAP Income from Operations of US$255.4 million in Fiscal Year 2020

Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$89.0 million, compared to non-GAAP net income attributable to TAL of US$7.7 million in fiscal year 2020

Quarterly Average Student Enrollments of Normal Priced Long-term Course up by 54.4% Year-Over-Year

(Beijing–April 22, 2021)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 28, 2021.

Highlights for the Fourth Quarter of Fiscal Year 2021

-	Net revenues increased by 58.9% year-over-year to US$1,362.7 million from US$857.7 million in the same period of the prior year.
-	Loss from operations was US$297.2 million, compared to loss from operations of US$41.3 million in the same period of the prior year.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$216.9 million, compared to non-GAAP loss from operations of US$8.4 million in the same period of the prior year.
-	Net loss attributable to TAL was US$169.0 million, compared to net loss attributable to TAL of US$90.1 million in the same period of the prior year.
-	Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$88.7 million, compared to non-GAAP net loss attributable to TAL of US$57.2 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.27. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.14. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$5,937.5 million as of February 28, 2021, compared to US$2,219.3 million as of February 29, 2020.
-	Total student enrollments of normal priced long-term course increased by 44.0% year-over-year to approximately 6,690,950 from approximately 4,646,040 in the same period of the prior year.

Highlights for the Fiscal Year Ended February 28, 2021

-	Net revenues increased by 37.3% year-over-year to US$4,495.8 million from US$3,273.3 million in fiscal year 2020.
-	Loss from operations was US$438.2 million, compared to income from operations of US$137.4 million in fiscal year 2020.
-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$233.3 million, compared to non-GAAP income from operations of US$255.4 million in fiscal year 2020.
-	Net loss attributable to TAL was US$116.0 million, compared to net loss attributable to TAL of US$110.2 million in fiscal year 2020.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$89.0 million, compared to non-GAAP net income attributable to TAL of US$7.7 million in fiscal year 2020.
-	Basic and diluted net loss per ADS were both US$0.19. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.15 and US$0.14, respectively.
-	Average student enrollments of normal priced long-term course per quarter during fiscal year 2021 increased by 54.4% year-over-year to approximately 4,669,140 from approximately 3,023,840 in fiscal year 2020.
-	Total physical network increased from 871 learning centers in 70 cities as of February 29, 2020 to 1,098 learning centers in 110 cities as of February 28, 2021.

Financial and Operating Data——Fourth Quarter and Fiscal Year 2021

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	February 29/28,
	2020	2021	Pct. Change
Net revenues	857,682	1,362,689	58.9%
Operating loss	(41,256)	(297,210)	620.4%
Non-GAAP operating loss	(8,392)	(216,872)	2,484.3%
Net loss attributable to TAL	(90,074)	(169,002)	87.6%
Non-GAAP net loss attributable to TAL	(57,210)	(88,664)	55.0%
Net loss per ADS attributable to TAL – basic	(0.15)	(0.27)	76.0%
Net loss per ADS attributable to TAL – diluted	(0.15)	(0.27)	76.0%
Non-GAAP net loss per ADS attributable to TAL – basic	(0.10)	(0.14)	45.4%
Non-GAAP net loss per ADS attributable to TAL – diluted	(0.10)	(0.14)	45.4%
Total Student Enrollments of normal priced long-term course	4,646,040	6,690,950	44.0%

	Fiscal Year Ended
	February 29/28,
	2020	2021	Pct. Change
Net revenues	3,273,308	4,495,755	37.3%
Operating income/(loss)	137,443	(438,224)	(418.8%)
Non-GAAP operating income/(loss)	255,386	(233,279)	(191.3%)
Net loss attributable to TAL	(110,195)	(115,990)	5.3%
Non-GAAP net income attributable to TAL	7,748	88,955	1,048.1%
Net loss per ADS attributable to TAL – basic	(0.19)	(0.19)	2.5%
Net loss per ADS attributable to TAL – diluted	(0.19)	(0.19)	2.5%
Non-GAAP net income per ADS attributable to TAL – basic	0.01	0.15	1,017.5%
Non-GAAP net income per ADS attributable to TAL – diluted	0.01	0.14	1,024.9%
Average Student Enrollments of normal priced long-term course	3,023,840	4,669,140	54.4%

“In the fiscal year 2021, despite the challenges of the COVID-19 pandemic, TAL realized 37.3% revenue growth. Our strength in both offline and online education capabilities enabled us to offer tutoring support to our students under the changing circumstances,” said Rong Luo, TAL’s chief financial officer.

“Looking ahead, we will keep investing in the quality of our products, service and technology as well as in sustainable marketing efforts. We will also further diversify our products, content and service while improving operational efficiency to meet our students and parents evolving needs at affordable prices,” Mr. Luo added.

Financial Results for the Fourth Quarter of Fiscal Year 2021

Net Revenues

In the fourth quarter of fiscal year 2021, TAL reported net revenues of US$1,362.7 million, representing a 58.9% increase from US$857.7 million in the fourth quarter of fiscal year 2020. The increase was mainly driven by an increase in total student enrollments of normal priced long-term course, which increased by 44.0% to approximately 6,690,950 from approximately 4,646,040 in the same period of the prior year. The increase in total student enrollments of normal priced long-term course was primarily the result of the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2021, operating costs and expenses were US$1,662.0 million, representing an 84.8% increase from US$899.3 million in the fourth quarter of fiscal year 2020. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,581.7 million, representing an 82.5% increase from US$866.5 million in the fourth quarter of fiscal year 2020.

Cost of revenues increased by 43.3% to US$581.4 million from US$405.9 million in the fourth quarter of fiscal year 2020. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 43.2% to US$580.8 million, from US$405.6 million in the fourth quarter of fiscal year 2020.

Selling and marketing expenses increased by 171.6% to US$660.5 million from US$243.2 million in the fourth quarter of fiscal year 2020. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 168.4% to US$635.5 million, from US$236.8 million in the fourth quarter of fiscal year 2020. The increase of selling and marketing expenses in the fourth quarter of fiscal year 2021 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 57.6% to US$348.6 million from US$221.2 million in the fourth quarter of fiscal year 2020. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 50.7% to US$293.9 million, from US$195.0 million in the fourth quarter of fiscal year 2020.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 144.5% to US$80.3 million in the fourth quarter of fiscal year 2021 from US$32.9 million in the same period of fiscal year 2020.

Impairment loss on intangible assets and goodwill was US$71.5 million for the fourth quarter of fiscal year 2021, compared to US$29.0 million for the fourth quarter of fiscal year 2020. Impairment loss on goodwill was mainly due to the decline in reporting units’ fair value.

Gross Profit

Gross profit increased by 72.9% to US$781.2 million from US$451.8 million in the fourth quarter of fiscal year 2020.

Loss from Operations

Loss from operations was US$297.2 million in the fourth quarter of fiscal year 2021, compared to loss from operations of US$41.3 million in the fourth quarter of fiscal year 2020. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$216.9 million, compared to Non-GAAP loss from operations of US$8.4 million in the same period of the prior year.

Other (expense)/Income

Other income was US$7.9 million for the fourth quarter of fiscal year 2021, compared to other expense of US$4.7 million in the fourth quarter of fiscal year 2020. Other income in the fourth quarter of fiscal year 2021 primarily consisted of the value-added tax and social security expense exemption offered by the government during the COVID-19 impacted period, and partially offset by impairment loss of non-current assets.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$6.2 for the fourth quarter of fiscal year 2021, compared to US$2.8 million for the fourth quarter of fiscal year 2020. Impairment loss on long-term investments was mainly due to declines in the value of long-term investments in several investees.

Income Tax (expense)/Benefit

Income tax benefit was US$80.5 million in the fourth quarter of fiscal year 2021, compared to US$63.6 million of income tax expense in the fourth quarter of fiscal year 2020.

Net Loss Attributable to TAL Education Group

Net loss attributable to TAL was US$169.0 million in the fourth quarter of fiscal year 2021, compared to net loss attributable to TAL of US$90.1 million in the fourth quarter of fiscal year 2020. Non-GAAP net loss attributable to TAL, which excluded share-based compensation expenses, was US$88.7 million, compared to Non-GAAP net loss attributable to TAL of US$57.2 million in the fourth quarter of fiscal year 2020.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both US$0.27 in the fourth quarter of fiscal year 2021. Non-GAAP basic and diluted net loss per ADS, which excluded share-based compensation expenses, were both US$0.14, in the fourth quarter of fiscal year 2021.

Cash Flow

Net cash flow used in operating activities for the fourth quarter of fiscal year 2021 was US$626.5 million. Capital expenditures for the fourth quarter of fiscal year 2021 were US$81.8 million, an increase of US$19.5 million from US$62.3 million for the fourth quarter of fiscal year 2020. The increase of capital expenditures was mainly due to leasehold improvement.

Cash, Cash Equivalents, and Short-Term Investments

As of February 28, 2021, the Company had US$3,243.0 million of cash and cash equivalents and US$2,694.5 million of short-term investments, compared to US$1,873.9 million of cash and cash equivalents and US$345.4 million of short-term investments as of February 29, 2020.

Deferred Revenue

The Company’s deferred revenue balance was US$1,417.5 million, compared to US$781.0 million as of February 29, 2020, representing a year-over-year increase of 81.5%, which was mainly contributed by the tuition collected in advance of part of the spring semester of Xueersi Peiyou small classes and online courses through www.xueersi.com, as well as deferred revenue related to other businesses.

Financial Results for the Fiscal Year Ended February 28, 2021

Net Revenues

For fiscal year 2021, TAL reported net revenues of US$4,495.8 million, representing a 37.3% increase from US$3,273.3 million in the fiscal year 2020. The increase was mainly driven by the growth in average student enrollments, which increased by 54.4% to approximately 4,669,140 from approximately 3,023,840 in the prior year. The increase in average student enrollments was primarily the result of the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the fiscal year 2021, operating costs and expenses were US$4,953.5 million, a 57.5% increase from US$3,145.3 million in the fiscal year 2020. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$4,748.5 million, a 56.9% increase from US$3,027.4 million in the fiscal year 2020.

Cost of revenues grew by 39.5% to US$2,048.6 million from US$1,468.6 million in the fiscal year 2020. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and learning materials. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 39.5% to US$2,046.8 million from US$1,467.5 million in the fiscal year 2020.

Selling and marketing expenses increased by 97.0% to US$1,680.1 million from US$852.8 million in the fiscal year 2020. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 94.8% to US$1,623.4 million from US$833.5 million in the fiscal year 2020. The increase of selling and marketing expenses in the fiscal year 2021 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 40.6% to US$1,117.3 million from US$795.0 million in the fiscal year 2020. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 39.2% to US$970.8 million from US$697.4 million in the fiscal year 2020.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 73.8% to US$204.9 million in the fiscal year 2021 from US$117.9 million in fiscal year 2020.

Impairment loss on intangible assets and goodwill was US$107.5 million for the fiscal year 2021, compared to US$29.0 million for the fiscal year 2020. Impairment loss on intangible assets and goodwill was mainly due to the decline in reporting units’ fair value.

Gross Profit

Gross profit grew by 35.6% to US$2,447.2 million from US$1,804.7 million in the fiscal year 2020.

Income/(loss) from Operations

Loss from operations was US$438.2 million in the fiscal year 2021, compared to income from operations of US$137.4 million in the prior year. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$233.3 million for the fiscal year 2021, compared to non-GAAP income from operations of US$255.4 million in the fiscal year 2020.

Other (expense)/Income

Other income was US$140.9 million for the fiscal year 2021, primarily consisting of the value-added tax and social security expense exemption offered by the government during the COVID-19 outbreak. Other expense was US$95.3 million for the fiscal year 2020, mainly related to loss from the fair value change of an equity security with readily determinable fair value.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$24.6 million for the fiscal year 2021, compared to US$154.0 million for the fiscal year 2020. Impairment loss on long-term investments was mainly due to declines in the value of long-term investments in several investees.

Income Tax (expense)/Benefit

Income tax benefit was US$69.9 million in the fiscal year 2021, compared to US$69.3 million of income tax expense in the fiscal year 2020.

Net (loss)/Income Attributable to TAL Education Group

Net loss attributable to TAL was US$116.0 million in the fiscal year 2021, compared to net loss attributable to TAL of US$110.2 million in the fiscal year 2020. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$89.0 million, compared to Non-GAAP net income attributable to TAL of US$7.7 million in the fiscal year 2020.

Basic and Diluted Net (loss)/Income per ADS

Basic and diluted net loss per ADS were both US$0.19 in the fiscal year 2021. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.15 and US$0.14, respectively.

Cash Flow

Net cash flow provided by operating activities for the fiscal year 2021 was US$954.7 million. Capital expenditures for the fiscal year 2021 were US$245.0 million, compared to US$187.5 million in the fiscal year 2020. The increase of capital expenditures was mainly due to the purchase of fixed assets and leasehold improvement.

Business Outlook

Based on our current estimates, total net revenues for the first quarter of fiscal year 2022 are expected to be between US$1,302.2 million and US$1,320.5 million, representing an increase of 43% to 45% on a year-over-year basis.

These estimates reflect the Company’s current expectation, which is subject to change.

Authorization of Share Repurchase Plan

On April 19, 2021, TAL’s board of directors authorized a share repurchase plan under which the Company may repurchase up to US$1.0 billion of the Company’s common shares over the next 12 months.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter of fiscal year 2021 ended February 28, 2021 at 8:00 a.m. Eastern Time on April 22, 2021 (8:00 p.m. Beijing time on April 22, 2021).

Please note that you will need to pre-register for conference call participation, using the link provided below. Upon registering, you will be sent participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Conference call registration link: http://apac.directeventreg.com/registration/event/5523728. It will automatically direct you to the registration page of "TAL Education Group Fourth Quarter of Fiscal Year 2021 Earnings Conference Call", where you may fill in your details for RSVP. When you are requested to submit a participant conference ID, please enter the number "5523728".

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at https://ir.100tal.com/.

A telephone replay of the conference call will be available through 9:59 a.m. on April 30, 2021, U.S. Eastern time (9:59 p.m. Beijing time on April 30, 2021).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	5523728

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2022, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers 110 cities.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 29, 2020	As of February 28, 2021
ASSETS

Current assets
Cash and cash equivalents	$1,873,866	$3,242,953
Restricted cash-current	28,084	1,758,937
Short-term investments	345,457	2,694,555
Inventory	25,832	38,675
Amounts due from related parties-current	3,642	2,964
Income tax receivables	11,548	15,641
Prepaid expenses and other current assets	207,352	403,110
Total current assets	2,495,781	8,156,835
Restricted cash-non-current	13,235	16,094
Property and equipment, net	366,656	511,415
Deferred tax assets	79,534	317,189
Rental deposits	72,721	102,555
Intangible assets, net	58,985	66,041
Land use right, net	204,853	216,702
Goodwill	378,913	454,413
Long-term investments	571,601	667,636
Long-term prepayments and other non-current assets	85,275	57,694
Operating lease right-of-use assets	1,243,692	1,545,735
Total assets	$5,571,246	$12,112,309

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 104,231 and 334,579 as of February 29, 2020 and February 28, 2021, respectively)	$117,770	$353,778
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 733,253 and 1,328,473 as of February 29, 2020 and February 28, 2021, respectively)	780,167	1,387,493
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 4,264 and 3,396 as of February 29, 2020 and February 28, 2021, respectively)	4,361	3,488
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 470,519 and 750,204 as of February 29, 2020 and February 28, 2021, respectively)	552,650	911,283
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 43,233 and 51,037 as of February 29, 2020 and February 28, 2021, respectively)	46,650	65,138
Current portion of long-term debt (including current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2020 and February 28, 2021, respectively)	-	270,000
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of 276,712 and 349,547 as of February 29, 2020 and February 28, 2021, respectively)	304,960	382,671
Total current liabilities	1,806,558	3,373,851
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 833 and 30,005 as of February 29, 2020 and February 28, 2021, respectively)	833	30,005
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to TAL Education Group of 7,197 and 10,109 as of February 29, 2020 and February 28, 2021, respectively)	7,789	10,333
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2020 and February 28, 2021, respectively)	-	2,300,000
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2020 and February 28, 2021, respectively)	261,950	-
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of 883,603 and 1,123,508 as of February 29, 2020 and February 28, 2021, respectively)	949,919	1,193,564
Total liabilities	3,027,049	6,907,753

Mezzanine equity
Redeemable non-controlling interests	-	1,775
Equity
Class A common shares	133	148
Class B common shares	67	67
Additional paid-in capital	1,675,640	4,369,125
Statutory reserve	82,712	121,285
Retained earnings	786,097	624,883
Accumulated other comprehensive (loss)/income	(28,913)	86,321
Total TAL Education Group's equity	2,515,736	5,201,829
Noncontrolling interest	28,461	952
Total equity	2,544,197	5,202,781
Total liabilities, mezzanine equity and equity	$5,571,246	$12,112,309

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2020	2021	2020	2021
Net revenues	$857,682	$1,362,689	$3,273,308	$4,495,755
Cost of revenues (note 1)	405,882	581,449	1,468,569	2,048,561
Gross profit	451,800	781,240	1,804,739	2,447,194
Operating expenses (note 1)
Selling and marketing	243,204	660,452	852,808	1,680,050
General and administrative	221,245	348,605	794,957	1,117,324
Impairment loss on intangible assets and goodwill	28,998	71,504	28,998	107,535
Total operating expenses	493,447	1,080,561	1,676,763	2,904,909
Government subsidies	391	2,111	9,467	19,491
(Loss)/income from operations	(41,256)	(297,210)	137,443	(438,224)
Interest income	19,430	35,167	72,991	114,232
Interest expense	(3,857)	(7,568)	(11,820)	(16,946)
Other (expense)/income	(4,679)	7,930	(95,297)	140,878
Impairment loss on long-term investments	(2,774)	(6,206)	(153,970)	(24,563)
Loss before income tax (expense)/benefit and (loss)/income from equity method investments	(33,136)	(267,887)	(50,653)	(224,623)
Income tax (expense)/benefit	(63,592)	80,453	(69,328)	69,897
(Loss)/income from equity method investments	(1,775)	5,324	(7,670)	11,676
Net loss	$(98,503)	$(182,110)	$(127,651)	$(143,050)
Add: Net loss attributable to noncontrolling interest	8,429	13,108	17,456	27,060
Total net loss attributable to TAL Education Group	$(90,074)	$(169,002)	$(110,195)	$(115,990)
Net loss per common share
Basic	$(0.45)	$(0.80)	$(0.56)	$(0.57)
Diluted	(0.45)	(0.80)	(0.56)	(0.57)
Net loss per ADS (note 2)
Basic	$(0.15)	$(0.27)	$(0.19)	$(0.19)
Diluted	(0.15)	(0.27)	(0.19)	(0.19)
Weighted average shares used in calculating net loss per common share
Basic	199,095,944	212,209,608	198,184,370	203,603,391
Diluted	199,095,944	212,209,608	198,184,370	203,603,391

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 29/28,		Ended February 29/28,
	2020	2021	2020	2021
Cost of revenues	$242	$645	$1,074	$1,803
Selling and marketing expenses	6,405	24,965	19,356	56,609
General and administrative expenses	26,217	54,728	97,513	146,533
Total	$32,864	$80,338	$117,943	$204,945

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive LOSS

(In thousands of U.S. dollars)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2020	2021	2020	2021
Net loss	$(98,503)	$(182,110)	$(127,651)	$(143,050)
Other comprehensive income/(loss), net of tax	5,703	28,664	(47,825)	116,498
Comprehensive loss	(92,800)	(153,446)	(175,476)	(26,552)
Add: Comprehensive income attributable to noncontrolling interest	8,236	12,924	19,321	25,796
Comprehensive loss attributable to TAL Education Group	$(84,564)	$(140,522)	$(156,155)	$(756)

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended February 29/28,		For the Fiscal Year February 29/28,
	2020	2021	2020	2021
Net cash (used in)/provided by operating activities	$(383,456)	$(626,510)	$855,850	$954,732
Net cash used in investing activities	(68,361)	(1,935,202)	(338,815)	(2,641,469)
Net cash provided by financing activities	4	3,302,301	131,231	4,794,813
Effect of exchange rate changes	(4,869)	(2,701)	3,218	(5,277)

Net change in cash, cash equivalents and restricted cash	(456,682)	737,888	651,484	3,102,799
Cash, cash equivalents and restricted cash at beginning of period	2,371,867	4,280,096	1,263,701	1,915,185

Cash, cash equivalents and restricted cash at end of period	$1,915,185	$5,017,984	$1,915,185	$5,017,984

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2020	2021	2020	2021
Cost of revenues	$405,882	$581,449	$1,468,569	$2,048,561
Share-based compensation expense in cost of revenues	242	645	1,074	1,803
Non-GAAP cost of revenues	405,640	580,804	1,467,495	2,046,758

Selling and marketing expenses	243,204	660,452	852,808	1,680,050
Share-based compensation expense in selling and marketing expenses	6,405	24,965	19,356	56,609
Non-GAAP selling and marketing expenses	236,799	635,487	833,452	1,623,441
General and administrative expenses	221,245	348,605	794,957	1,117,324
Share-based compensation expense in general and administrative expenses	26,217	54,728	97,513	146,533
Non-GAAP general and administrative expenses	195,028	293,877	697,444	970,791

Operating costs and expenses	899,329	1,662,010	3,145,332	4,953,470
Share-based compensation expense in operating costs and expenses	32,864	80,338	117,943	204,945
Non-GAAP operating costs and expenses	866,465	1,581,672	3,027,389	4,748,525

(Loss)/income from operations	(41,256)	(297,210)	137,443	(438,224)
Share based compensation expenses	32,864	80,338	117,943	204,945
Non-GAAP (loss)/income from operations	(8,392)	(216,872)	255,386	(233,279)

Net loss attributable to TAL Education Group	(90,074)	(169,002)	(110,195)	(115,990)
Share based compensation expenses	32,864	80,338	117,943	204,945
Non-GAAP net (loss)/income attributable to TAL Education Group	$(57,210)	$(88,664)	$7,748	$88,955
Net loss per ADS
Basic	$(0.15)	$(0.27)	$(0.19)	$(0.19)
Diluted	(0.15)	(0.27)	(0.19)	(0.19)
Non-GAAP Net (loss)/ income per ADS
Basic	$(0.10)	$(0.14)	$0.01	$0.15
Diluted	(0.10)	(0.14)	0.01	0.14
ADSs used in calculating net loss per ADS
Basic	597,287,832	636,628,824	594,553,110	610,810,173
Diluted	597,287,832	636,628,824	594,553,110	610,810,173
ADSs used in calculating Non-GAAP net (loss)/ income per ADS
Basic	597,287,832	636,628,824	594,553,110	610,810,173
Diluted	597,287,832	636,628,824	620,891,562	633,722,700